Prepared August 14, 2020

Form C
Offering Statement

Scuti.AI, LLC
5000 Units of Class B Membership Units
$50 per Unit
Minimum offering amount: $ 25,000
Maximum offering amount: $250,000

7750 Okeechobee Blvd
Ste 4 PMB 2052
West Palm Beach, FL 33411
https://www. scuti. store

Summary of the Offering

Type of Security offered	Membership
Class of Security	Class B Membership Unit
Price Per Unit	$50 per Unit
Minimum Investment Amount	$100
Campaign Close Date	10/31/2020 at 11:59 PM EST
Minimum target goal	500 Units valued at $25,000
Oversubscription Limit	5,000 Units valued at $250,000

This is only a summary of the offering. Please Refer to rest of the document, and attached exhibits, for all the details associated with an investment in Scuti.AI, LLC

A crowdfunding Investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including merits and risks involved. These securities have not been recommended or approved by any federal or state commission or regulatory authority. Furthermore, these authorities have not reviewed the accuracy or adequacy of this document. Also note, that the portal, Wunderfund.co, has not recommended investment in this offering. It is solely up to the individual to make an investment decision.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered as an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Disclaimer

This Offering Statement forms parts of, and should be read together with, the Form C being filed by Scuti.AI, LLC (for the purposes of this Disclaimer, referred to herein as "Scuti" the "company," the "issuer" and "we") with the Securities and Exchange Commission. This Offering Statement is made in connection with the Regulation Crowdfunding offering of Scuti. The following attachments should also be considered (if applicable) when contemplating investment with Scuti: the specified Form C exhibits the "Subscription Agreement", the "Pitch Deck", the "Capital Table", the "Company Financials", the "Perks Agreement", LinkedIn Profiles of all owners/operators and the "Operating Agreement or Company Bylaws".

Caution Concerning Forward Looking Statements:

This Offering Statement may contain forward-looking statements within the meaning of the federal securities laws. Forward looking statements involve substantial risk and uncertainty. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "should," "expects," "plans," "anticipates," "could," "intends," "target," "project," "contemplates," "believes," "estimates," "predicts," "potential," or "continue", or the negative of these words or similar terms or expressions that concern expectations, strategy, plans, or intentions. We caution you that forward-looking statements in the offering documents are not exclusive to those statements containing the words set forth in the preceding list.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in the Offering Documents on our current expectations and projections about future events and trends that we believe may impact Scuti.

We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements in the Offering Documents will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in these Offering Documents relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in Offering Documents to reflect events or circumstances after the date of Offering Documents, or to reflect new information or the occurrence of unanticipated events.

This Offering Statement, standing alone, does not constitute a prospectus nor offer document of any sort and is not intended, in isolation, to constitute an offer or solicitation of securities or any other investment or other product in any jurisdiction. This Offering Statement does not constitute advice to purchase any Scuti.AI, LLC securities, nor should it be relied upon in connection with any contract or purchasing decision.

Any consideration to invest in Scuti should come with the understanding that all investments have risk, including the potential risk of the loss of your entire investment.

Contents

The Company

Name: Scuti.AI, LLC
Address: 7750 Okeechobee Blvd, Ste 4 PMB 2052, West Palm Beach, FL 33411
State of Incorporation: Florida LLC
Date of Incorporation: June 17th, 2020

The company was founded on March 19, 2019 as gstore, LLC dba (Scuti). The company then formed a new entity, on June 17, 2020 (called Scuti.AI, LLC), which merged the gstore, LLC into Scuti.AI, LLC while also assuming the balance sheet & operations for Scuti gstore, LLC.

Certifications of Regulation Crowdfunding

Scuti.AI, LLC has certified that all the following statements are true for them as an issuer:

- Organized under, and subject to, the laws of the state of Florida.
- Not Subject to the requirement to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding (For more information about these disqualifications, please refer to the Other Information section of this document).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter periods that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified person.
- Has not failed to comply with ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Directors and Officers

Nicholas Longano – Chief Executive Officer - For almost 3 decades, Nicholas Longano has been a marketing executive and technology entrepreneur overseeing the creation and launch of exciting new products and ventures. Nicholas was involved in several innovative ventures, including his most acclaimed entrepreneurial endeavor, **Massive Incorporated**, where as President he built the first video game advertising network. Massive was acquired by **Microsoft** in 2006.

Nicholas has served in several executive roles in the video game industry. At **Vivendi Universal Games**, which published such top worldwide franchises as *World of Warcraft*, *Half Life, and Counter Strike*.   He publishing and developed titles for **Disney, Fox and Warner Bros**, and as General Manager of **Universal Interactive**, he was responsible for all Universal film-based franchises, including, *Lord of the Rings, The Hulk, Fast & Furious, Jurassic Park, The Thing, to name a few.*

Prior to entering the video game industry, Nicholas held key marketing and general management positions for Fortune-500 companies.

He helmed **Calvin Klein Cosmetics** (Unilever) as General Manager and Vice President of Marketing. Ron Perlman hired Longano to head up marketing for **Revlon, where he created and launched the ColorStay cosmetic line in 1995.** Prior to that he was at **L'Oreal** for 4 years and marketed the top haircolor and hairstyling brands for L'Oreal USA and Australia. He commenced his career at **Cadbury Schweppes** in Australia where he launched *Pepsi, Evian Spring Water* and the *Sunkist* brands of beverages onto the Australian market.

Jamy Nigri – Chief Operating Officer - Jamy has been privileged to work with some of the most noteworthy and pioneering free-to-play game Publishers globally. World of Tanks publisher Wargaming and RuneScape publisher Jagex have honed Jamy's emphasis on 'Creating Player Happiness.' Both companies engage their players in a games-as-a-service model where the relationship with the player can span decades. Free-to-play games earn the trust of the player over and over every day, as the player community is sacred to these publishers. It is through these dual lenses of Player Happiness and Player Experience that Jamy views every decision he makes. Prior to Jamy's gaming career he was privileged to work for global icon Disney, and served as one of the first four founding team members of the Department of Homeland Security in Chicago, Illinois, as it expanded to 2,800 staff.

Jim Veevaert – Chief Product Officer – Jim is 20 year veteran in the interactive entertainment industry, Jim Veevaert most recently served as IGT's Vice President of Games and Product Development where he was responsible for driving a cross platform vision for all games, rapidly growing *DoubleDown Casino on* Facebook and on mobile, including breakout hits; *Wheel of Fortune* and *The Ellen DeGeneres Show.* Veevaert started his career in the games industry as a product manager in the early 90's at Interplay Productions.

Veevaert co-founded Sierra Studios overseeing the launch of the mega hit franchises *Half-Life, Counter-Strike* and *Team Fortress* in partnership with Valve software. Veevaert then took an executive position at Microsoft, and during his eight year tenure, he oversaw the launch of several of Xbox 360's biggest franchises, including *Kameo, Perfect Dark Zero, Viva Pinata and Halo 3* with Bungie, He brought both the partnership with Epic Games and the billion dollar *Gears of War* franchise to Xbox. In 2009, he co-founded Jerry Bruckheimer Games in Santa Monica, CA and spent 2 years as the President of Production working closely with the entertainment industry's leading creative executives. And in 2011, Veevaert established the Zynga Seattle Game Studio which created a northwest foothold for the social games giant by delivering a series of highly profitable games, including new franchises, and by building several leading teams of engineers, artists, and designers.

Patrick Dolan – Board Advisor - Patrick is an entrepreneurial executive with extensive finance and business operational experience. Involved with start-ups, spin-offs and restructuring in US, European and Latin American markets. Experience in non-profits, cable television, Internet advertising, database marketing, e-commerce, digital video and mobile. He spent the last 13 years as President and COO of IAB interactive. Prior to this he served as Principal at D&G Consulting Group, was the EVP & CFO of The Early Learning Coalition of Miami-Dade where he was responsible for their $160M budget. and accounting standards.

Mitch Davis - Director - Named as one of the most influential people in the video game industry by the Wall Street Journal in 2006, Mitch Davis is a digital media pioneer with a long record of entrepreneurial success. As founder, chairman, and CEO of Massive Incorporated, Davis sparked a revolution in the video game industry with the introduction of the world's first and largest in-game advertising network, which unlocked new revenue opportunities for publishers while delivering global reach and targeted, high-value impressions for advertisers. At the time of its sale to Microsoft in 2006, Massive's exclusive network served more than 80 blue chip advertisers including Coke, Toyota, and every Hollywood studio, and served ads in top-selling titles from 40 publishers including EA, Activision, THQ, Take 2, Sony Online Entertainment, Disney, and Vivendi Universal Games. Over the course of his career, Davis has worked with over 73 video games from 40 different developers across multiple genres. Mitch is currently the Co-Founder and Chairman of Live Gamer, the leading global monetization platform & the world's first combined e-commerce and advertising platform.

Other entrepreneurial successes include co-founding Digital Rights, subsequently acquired by Liberty One; as well as co-founding Parcelhouse, an international middleware software developer with clients including FedEx, DHL, and IKEA. During his tenure as Senior Vice President of Encyclopedia Britannica, Davis had P&L responsibility for the Brittanica. com and CD Rom business units.

Michael Yusko - Michael Yusko is a FinTech industry veteran with over 20 years of experience building products, teams and businesses. He is currently the Head of Product and Sales for Cyndx Networks, a search and discovery fintech Saas platform and also advises the Board of Directors at Cyndx Holdco, the parent company of Cyndx Networks. In addition, Michael is the Founder and Chief Executive Officer of CapSource a digital directory of institutional investors focused on the private capital markets. Michael has served in many leadership roles within the FinTech industry, recently at S&P Global where he was a Senior Director overseeing businesses including Money Market Directories and S&P Capital Data Services. He grew and expanded the MMD business by seven times building new content sets and introduced a new Saas product solution and rapidly built the infrastructure, sales and support team to grow the business to over $10m in ACV in the first year. Michael led business development initiatives with LinkedIn, Yahoo Finance, and BusinessWeek, specifically leading to an investment in LinkedIn w a successful exit. His efforts led to the creation of a lucrative joint venture of Capital IQ's and BusinessWeek named the Company Insight Center, which rivaled Yahoo Finance as a public domain resource for the FinTech community.

He was one of the first employees of RIMES Technologies, a pre-revenue stage financial data integration business. Prior to RIMES, Michael was an investment banking analyst at FactSet Research Systems where he worked with the likes of Goldman Sachs, Merrill Lynch, Bank of America, Bear Sterns and many others who were early adopters of the FactSet Saas solution.

Michael spent the early part of his career as a series 7 and 63 licensed broker for Olde Discount Brokers in New York. He graduated from the State University of New York at Albany with degrees in Economics and Business Administration.

Andrew Steinberg – Director - Andrew Steinberg has been a business executive in the garment industry over the last 15 years. He has overseen everything from technical infrastructure to logistics & warehousing to international and domestic production operations. Mainly selling to the television retail market, Andrew has extensive experience in driving customer engagement and product assortment. Prior to working in the garment industry, Andrew received a bachelor's degree in computer science at the University of Rochester. While new to the gaming industry, Andrew has always been an avid player, growing up on Atari & Nintendo. He brings that love of games and the understanding of the direct to consumer market to Scuti.

Total Employees: 17

Capitalization and Ownership

The following table shows the name and percentage of outstanding shares of stock that were owned at the time of the filing of the Form C with the Securities and exchange commission.

	Aggregate Percentage Ownership Interest	Aggregate Percentage Voting Interest	Principal Shareholders owning more than 20%
Nicholas Longano	85.58%	90%	
Kiseon Jeffrety Partners LLC	2.00%	2%	
Jeffrey M. Steinberg Family Partners, LP	3.00%	3%	
Madison Bell LLC	1.00%	1%	
d-iii, LLC	2.00%	2%	
HWE25 LLC	2.00%	2%	
Jamy Nigri	0.95%		
Jim Veevaert	0.95%		
Kym Nelson	0.48%		
MindTrust LLC	0.48%		

Monique Soares-Kraft	0.48%		
Mitch Davis	0.31%		
Patrick Dolan	0.31%		
Michael Yusko	0.50%		

Business and Anticipated Business Plan

Please refer to one of the following exhibits to the Form C, of which this Offering Statements is a part, which is incorporated herein by reference: The Scuti.AI, LLC Business Plan included as an Exhibit to the Form C of which this offering statement is a part (the "Business Plan")

Risk Factors

Risks Related to Crowdfunding

A Crowdfunding Investment involves risk, including the risk of losing your entire investment. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. Also note, that the portal, Wunderfund, Inc. has not recommended investment in this offering. It is solely up to the individual to make an investment decision.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risks Related to Our Business

Scuti is a young company with early revenue.

Scuti has only had minor revenue to date and therefore is reliant on the success of this funding campaign to remain operational. Until the growth of our revenue, which cannot be guaranteed, Scuti must raise funds or risk having to cease operations. This will cause you to lose out on your investment.

We may not be able to raise the additional funding needed to fully implement our business plan.

Additional funding may be required subsequently even if our offering is fully funded. If this is the case, we may also need additional capital in the future. The amount of additional capital needed is dependent on many factors. If additional funding would be needed but not obtained, you may lose your entire investment.

If we obtain additional equity financing, your ownership interest will be diluted.

While not currently planned, if we subsequently determine there is a need for additional financing and decide to issue additional equity securities, such issuance(s) will dilute your ownership interest in the Company.

Series and Future classes of stocks may be senior to your future equity Interests.

If the Company issues new stocks, which it may do in its sole discretion, the new classes of stock may be senior to these equity Interests.

Our business projections are merely estimates.

Our business estimates are subjective and there can be no guarantees that we will meet those projections. There are no guarantees that Scuti will become profitable.

The Managers own all the voting rights.

It will be very difficult for the Members to remove the management team members without their approval. The management team will have control over all aspects of operation.

Competitive Response.

There is the potential that our competitors respond to our offering by building similar products and if Scuti is unable to acquire our patent in time, we could be at risk of been beaten to market share.

Development Risk.

Scuit still has to fully develop our product. There is a risk that unforeseen delays happen during the development process risking our projections detailed in the business plan.

Marketing Risk.

There is the potential risk that players will reject the notion of shopping through their video games. While Scuti derives income from multiple sources, a poor player experience may lead to player rejection and game makers removing the SDK from their games.

Developer Acceptance

There is a potential that some game developers will not accept an eCommerce marketplace through their games. This risk may cause Scuti to accelerate its business a slower pace than projected or limit the number and type of game developers integrating its SDK.

Cybersecurity

While Scuti's system is nested in Google's Cloud Platform, there is a risk that our system is attacked by cyberhackers exposing the information of our users and our business.

Payments Fraud

There is a risk that sophisticated users can create fraudulent accounts to place orders for goods without any intention to purchase.

Software Crashing

With any software development, there is a risk that from time to time, a system may crash and render the system inoperable, until such a time that such 'bugs' are found and resolved. There is a risk that if Scuti's system crashes often that developers may choose to remove it from their game.

Risks Related to this Offering

We can use the proceeds of your subscription after the minimum is met and before the maximum amount is raised.

We are under no obligation to raise the maximum amount before using the proceeds from this offering. If this offering does not generate at least $**250,000** we may not be able to fully implement our business plan and would need to scale back our plans. A portion of the proceeds raised will go towards our use of funds detailed with this offering.

However, we will be using a 'rolling close' which will mean that early investors have their investments released to Scuti before later investors. This means that early investors may not have access to the same information that later investors have.

We will continually update all investors on our fund-raising progress and file amended Form Cs as needed.

Our Managers have unlimited discretion as to the use of proceeds from this offering.

Our Managers have discretion regarding the use of proceeds that we will receive from this offering, both by being Managers and by virtue of having all the voting Units in the company. We cannot assure you that any Manager will apply these funds effectively. Additionally, we cannot assure you that our use of the proceeds will be successful in generating the interest in our business model necessary to produce sufficient revenues to stay in business.

The Security Interests being offered are illiquid and not freely transferable.

The Security Interests we are offering will not be registered under the Securities Act or qualified under applicable state securities laws and may not be resold unless registered (and qualified) or an exemption from registration (and qualification) is available. There is no public market for the interests, and we do not expect that any such market will develop. In addition, there are restrictions on the transferability of the interests pursuant to the terms of the Operating Agreement. If you invest in the Security Interests, you should expect to hold the Units for an indefinite period of time.

The offering price may not accurately reflect the value of the Security Interests.

The pricing of the Security Interests which we are offering was determined subjectively. The pricing is not based on any conventional pricing criteria such as the liquidation value of the Stock or a multiple of net earnings per Unit. We have not obtained any third-party valuations of the Company or Security Interests.

The rights of the Security Interests in this offering differ in various respects from the other classes of Stocks, including that these Security Interests have no voting rights.

The Company currently has two classes of stocks outstanding. Voting Common Interests, and Non-Voting Future Equity Units, pursuant to this offering. The Voting Common Interests are substantially similar to the common stock of a corporation in that the holders of the Voting Common Interests will only receive a return on their investment after all creditors of the Company have been paid and non-voting common Interests have also been paid.

The Voting Common Interests have "drag-along" rights and can force all Director interests to sell their respective Interests in the event of a merger or an asset sale.

A majority of Voting Common Interests may elect to sell the Company's Member Interests to a third party. In such an instance, a majority of the Voting Common Interests is permitted to force the other Members to sell their Interests on the same terms as the Voting Common Member Interests are being sold.

The Manager has the right to transfer Interests to others without offering those Interests to be purchased by other Members.

Managers may transfer a portion of their Voting Common Interests that they currently hold, at their discretion, without offering other Members the right to purchase said Interests. The intent is for the Managers to use these Interests to compensate employees or future officers in exchange for services.

Buy-out Rights

Scuti.AI, LLC may redeem an investors' securities at **any point one year after the close of this offering**. The price per Unit of the securities in such redemption is the fair market value as determined by the majority shareholder of the company after considering a third-party determination relating thereto procured by the majority shareholder from a qualified appraiser.

The Offering

Purpose

Scuti will utilize the funds from this raise to develop a launch ready product as well as continue to build out our team (Live Ops, Platform Maintenance, Sales, Development Integration, Brand On-Boarding, Customer Service and B2B Marketing).

Competition

Today there is no known direct marketplace which operates across a network of games, aggregating players to provide a critical mass for brands to advertise and sell their products to.

Shopify: Today, any game developer could integrate a Shopify type of solution into their game platform to generate revenues from the sale of their own merchandise.

But, as we see in the advertising market, game makers did not attempt to create their own advertising solution or try to source brands directly. Game makers have no expertise or know-how to integrate shopify and become a marketplace. They simply want to make great games. That is their only concern.

Further, few have the audience size to provide brands with access to tens of millions of players every day or every week.   And few, if any at all, have the knowledge to navigate and negotiate and provide reporting and customer service to a collection of brands and retailers.   For the sake of paying 30% to a provider and marketplace like Scuti, it's not worth the game maker's time or distraction from making compelling games.

Shopify does not provide any resources to create a marketplace like Scuti, but rather, they are a middleware solution to facilitate a merchant transaction.

Product Placement: Product placement is the hard-coded placement of a product into a view game environment. It's not a direct competition with Scuti, but rather, an exclusive product placement deal can serve as a barrier to a category of products being promoted or sold through that specific game, through Scuti.

For example, if Apple computers paid for product placement in a game, we most likely could not carry Samsung offerings or computers in Scuti for that particular game.

However, rather than seeing that as a 'block' we actually see that as a positive, whereby Scuti would approach Apple to actually discuss selling their products through that game's Scuti.

Self-Serve in-game Merchant stores: There is a possibility that game-makers will attempt to create their own in-game merchant stores once they start hearing the buzz about Scuti and seeing the opportunity.

However, as mentioned above, game makers need to make games and anything else is nothing but a distraction. A marketplace requires a sales team and retail and consumer knowledge.

No game-maker is set up to have a sales force, retailer/brand access, let alone the human resources to create a marketplace. It's simply not in their DNA. Further, their marketplaces would be very game specific and only feature a few game titles, rather than our network of games which is platform agnostic and captures the universe of players that brands want. Brands need millions of eyeballs and diversity of audience to be interested.

History has taught that even for advertising, these game makers rely on third parties to bring their expertise and knowhow to their games. This will hold true for Scuti as well. They simply do not have the expertise

Gamer focused online Marketplaces: While each game maker is more and more focused on monetizing their players, they are seeing the value of selling their merchandise directly and the incremental revenues that can be realized.

There have been a number of websites dedicated to selling merchandise for gamers. These are of little concern as they are simply another e-tail platform and not selling directly from within games.

Of course, behemoths like Amazon can see this opportunity and so, the filing of patents will be key to protecting our interests. There are many advantages for brands to be on Scuti…from the awareness they generate, but also the impulse our platform creates. Amazon is not impulse drive…products are destination and the user needs to know what they seek. Discovery happens on Scuti. Also Scuti has a unique and defined audience…gamers, who will provide us their shopping preferences and of course, our advanced AI matches every brand directly with the right gamers for their brand.

Use of Proceeds

The company will utilize proceeds in the following manner:

- Build out of the company's automated customer service integration
- Expansion of its sales team efforts to engage national brands to stock the marketplace with compelling items and obtain brand commitments to run advertising campaigns
- Brand integration into the store
- Payment processing integration onto the platform
- Expansion of the SDK platform to include browser-based games (HTML-5)
- Marketing for enhanced developer and publisher community outreach and publicity around the company's progression and announcements of major brands and developers
- Pilot testing and ongoing SDK integration into games

	Amount to Break Escrow	Reg CF Threshold (before CPA Review)	Minimum Milestone to Launch Scuti	Full Scale Launch Plan
Raise Amount	$25,000	$250,000	$750,000	$2,000,000

	Amount to Break Escrow	Reg CF Threshold (before CPA Review)	Minimum Milestone to Launch Scuti	Full Scale Launch Plan
Portal Fees	$2,375	$22,813	$56,250	$150,000
Net Proceeds	$22,625	$227,188	$693,750	$1,850,000
B2B Marketing		$27,263	$68,750	$277,500
Brand + Developer Integration		$22,719	$50,000	$70,000
Customer Service		$18,175	$55,000	$185,000
Development	$22,625	$77,244	$150,000	$360,000
Live Ops + Fully Loaded Team		$71,787	$350,000	$857,500
General Business Expenses		$10,000	$20,000	$100,000

Completion of Transaction and Delivery of Units

Investors will be required to execute their subscription through the Wunderfund.co portal and pay funds into an escrow account maintained by North Capital Investment Technology, Inc (the "Escrow Agent") in accordance with the terms of the Subscription Agreement in order to acquire Units.

Investors may Cancel an investment commitment at any time until 48 hours prior to the deadline specified in their Form C.

Wunderfund will notify investors when the funding goal amount has been met.

If Scuti.AI, LLC reaches the Oversubscription limit prior to the deadline specified in their Form C, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment before the 48-hour period to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

The offering will be completed upon transfer of funds from the Escrow Agent to Scuti.AI, LLC At that time, Units to be acquired in conjunction with the receipt of the corresponding funds under the Subscription Agreement will be registered in the name of the corresponding investor. The Units acquired by investors pursuant to this Regulation Crowdfunding offering are uncertified. Once an uncertified Unit is registered in an investor's name by Scuti.AI, LLC, it is deemed delivered under the Uniform Commercial Code. Investors will be provided with written confirmation of such delivery following the closing of the transaction.

Oversubscription will be allocated on a first come-first served basis.

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned to investors.

If Scuti.AI, LLC reaches their funding goal prior to the campaign close date, then we, the Company, may conduct multiple closings of escrow. If we provide notice about the new offering deadline to the investors, then the affected investors will have at least five business days to cancel their investment. This is absent of a material change that would require an extension of the offering, and reconfirmation of investment commitment from all investors. The first investments drawn down on will be the largest investments, and then for all investments of the same size drawn down on, it will be on a first come first serve basis; similar to the terms of how oversubscription will be dealt.

The Securities Offered in this Offering

Valuation of Securities

These securities are being valued at the Issuer's discretion. It is important to understand that Wunderfund does not perform valuation services, and that these securities are being offered at whatever value Scuti.AI, LLC decides is a fair market value for their company.

Details on Security Being Offered

Class B Membership Units

The securities offered are for **Class B Membership Units** in Scuti. Each equity unit is priced at $50 per Unit with a minimum of **2 Units** required for purchase. The valuation is $**20,000,000** USD, and the company is raising up to $**250,000** pursuant to the Reg CF offering.

Any investor investing in this round will receive their investment amount, pursuant to the Subscription Agreement, with the full details attached as an exhibit to the Form C, of which this is offering agreement is a part.

The offered securities under this offering are 'Profit Only' will not have Voting rights. These securities will be limited in that they do not offer voting rights, limited informational rights, and no rights to dividends or any revenue the company may generate. The minority investors in this round will be limited to the information that the company chooses to disclose, and the information disclosed in their annual report filed with U.S Securities and Exchange commission. These securities differentiate from those that holders of Class A Membership Units. Class A Membership Unit holders will have a right to vote of decisions the company makes and information about the company. The securities that management retains has access to such rights. The securities being offered in this round only have a right to a percentage of ownership in the company, so the investors will rely upon Class A Members to make decisions that increase the value of their investment.

If the company chooses to modify these securities, then they will be done during this campaign. Investors will have to recommit to their investment if there is any modification to these terms as it is considered a material change. If investors do not reconfirm their investment, then their investment will be canceled.

Due to the lack of rights associated with these securities, the officers of the company will retain all decision, voting, and dividend rights. The company has full decision rights without needing a sign-off from non-voting shareholders.

Minority Holder Status

As a minority holder, investors will have limited ability, if any, to influences the policies of Scuti.AI, LLC or any other corporate actions, including the election of directors, additional issuance of securities, repurchase of securities, a sale of Scuti.AI, LLC's assets, or a merger of Scuti.AI, LLC in another corporation or entity, or transactions with related parties. Those actions are largely within the control of Class A Members, identified in the section above. Investors have limited protections against related party transactions as outlined by the policies generally afforded by related case law, the certificate of incorporation or Operating Agreement. Minority holders of securities will have to rely upon the principal stakeholders to make decisions that increase the value of your investment.

Notice of Previous Offerings Conducted

Scuti raised a previous round of capital in total of $435,447 in a private offering under the state of Florida securities regulations.

Transfer and Other Restrictions Imposed

Subscription Agreement Right of Redemption

Scuti.AI, LLC may redeem an investors' securities at **any point one year after the close of this offering**. The price per Unit of the securities in such redemption is the fair market value as determined by the majority shareholder of the company after considering a third-party determination relating thereto procured by the majority shareholder from a qualified appraiser.

Regulation Crowdfunding Transfer Restrictions

There are no open exchanges where you can sell securities purchased during a Regulation Crowdfunding offering. All the equity-based securities on Wunderfund have conditions for resale based on the terms set by Scuti.AI, LLC to protect the number of shareholders on their Capitalization Table. The conditions for resale are outlined below.

Securities issued in this transaction, which are exempt from registration pursuant to section 4(a)(6) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are:

- repurchased by Scuti.AI, LLC
- purchased by an accredited investor
- as part of an offering registered with U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Scuti.AI, LLC Financial Information

Financial Statements

Please refer to the Scuti.AI, LLC financial statements. These have been included as an exhibit to the Form C of which this Offering Statement is a part (the "**Financial Statements**"). Attached is information regarding the two most recently completed fiscal years, or the period(s) since inception. If required a CPA review has been performed on the attached information, otherwise these statements will disclose that they are unaudited.

Results from Operations

Scuti has no operating history to report revenues or profits/losses.

Indebtedness

At the time of this filing, the company has no debt.

Liquidity, Capital Resources, and Financial Condition

Financial condition is dependent upon the raise. Currently, the operating expenses are approximately $50K per month. With the raise being fully subscribed, monthly operating expenses will be covered for the entirety of 2020.

Material Capital Expenditures

Within the last fiscal year, Scuti had no expenditure in excess of 5% of the current target raise.

Progress Reporting on Meeting Oversubscription Amount

The progress of the Scuti.AI, LLC's Regulation Crowdfunding Campaign fund raising activities will be posted on the Wunderfund portal page for Scuti. Activities will be updated as they occur, in real time, until the oversubscription amount is achieved, Scuti.AI, LLC stops the fundraising activities, or the termination date has been reached.

Wunderfund will notify investors when the target offering has been met via electronic communication.

Intermediary Information

Wunderfund, Inc. ("Wunderfund") is serving as the Regulation Crowdfunding intermediary through which this Regulation Crowdfunding Offering is being conducted. Wunderfund's U.S. Securities and Exchange Commission Filer CIK is 0001707360 and CRD 288924.

Upon completion of a successfully funded campaign that reaches or exceeds the minimum funding goal amount, Scuti.AI, LLC will pay Wunderfund a portion to be paid in cash based on 7.5-9.5% of the amount of total money raised pursuant to this offering.

Promoter Information

Scuti does not intend to pay any promoters for this campaign.

Absence of Disqualifications under 227.503(A)

With respect to Scuti.AI, LLC, its directors, officers, the principal security shareholders listed under the Principal Shareholder Section, any promoter of this offering, including Wunderfund (each a "Relevant Person"), no such Relevant Person has been convicted within ten years before the filling of his offering statement, of any felony or misdemeanor (i) in connection with the purchase or sale of any security; involving the making of any false filing with the U.S. Securities and Exchange Commission, (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filling of the information required by Section 4A(b) of the Securities Act that, at the time of filing this offering statement, retrains or enjoins such person from engaging or continuing to engage in any conduct of practice: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with U.S. Securities and Exchange Commission; or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to a final order of a state securities commission (or agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that (i) at the time of the filing of this Offering Statement bars the person from: (A) association with an entity regulated by such commission, authority, agency or officer, (B) engaging in the business of securities, insurance or banking, or (C) engaging in savings association or credit union activities, or (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Offering Statement.

No Relevant Person is subject to an order of the U.S. Securities and Exchange Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement: (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal; (ii) places limitations on the activities, functions or operations of such person; or (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

No Relevant Person is subject to any order of the U.S. Securities and Exchange Commission entered within five years before the filing of this Offering Statement that, at the time of the filing of this Offering Statement, orders the person to cease and desist from committing or causing a violation or future violation of: (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or (ii) Section 5 of the Securities Act.

No Relevant Person is suspended or expelled from membership in or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

No Relevant Person has filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the U.S. Securities and Exchange Commission that, within five years before the filing of this Offering Statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

No Relevant Person is such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subjected to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Annual Report and Investor Information

Investors will be provided a secure login ID and password to access investor information on the Scuti.AI, LLC's website **www. Scuti. store**.

Additionally, Scuti.AI, LLC will file reports electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted with U.S. Securities and Exchange Commission, the annual report will also be made available on the Scuti.AI, LLC's website, **www. Scuti. store**.

Scuti.AI, LLC is required to file reports under Section 13(a) or section 15(d) of the exchange act until:

1. Scuti.AI, LLC has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000.00
2. Scuti.AI, LLC has filed at least three annual reports pursuant to Regulation Crowdfunding
3. Scuti.AI, LLC or another party repurchases all the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
4. Scuti.AI, LLC liquidates or dissolves its business in accordance with State Law.

Other Material Information

Investors should understand the potential for ownership of Scuti.AI, LLC to be diluted due to Scuti.AI, LLC issuing additional Units of stock. In other words, when the Company issues more Units, the percentage of the Company that an investor participating in this Regulation Crowdfunding offering will own will decrease, even though the value of Scuti.AI, LLC may increase. Such investors will own a smaller Unit of the aggregate outstanding capital stock of Scuti.AI, LLC

Such increases in number of Units of Scuti.AI, LLC capital stock outstanding could be the result of another stock offering, employee restricted stock grants, employees exercising stock options, or conversion of certain instruments (e.g., convertible notes, preferred Units or warrants) into Units of the capital stock of Scuti.AI, LLC If Scuti.AI, LLC issues more Units, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit if newly authorized and issued securities included stated dividend provisions.

Importantly, Scuti.AI, LLC may issue preferred Units in the future that include liquidation preferences to which the Non-Voting Common Stock is subordinated. Such preferences could diminish the residual proceeds of any liquidity event in which holders of Non-voting Common Stock would otherwise be able to participate.

If you are making an investment expecting to own a certain percentage of Scuti.AI, LLC or expecting each Unit to hold a certain amount of value, it is important to realize how the value of Units of Non-Voting Common Stock Units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each Unit, ownership percentage, voting control, and earnings per Unit.

There is a high probability that Scuti.AI, LLC will need additional financing in the future. To the extent such financing is executed through the issuance of additional Units of capital stock (as opposed to incurring indebtedness), any investor participating in this offering will be diluted. To the extent that such financing is executed by Scuti.AI, LLC by incurring indebtedness, the value of the Non-Voting Common Stock of any investor participating in this offering will be at risk if Scuti.AI, LLC is unable to repay such indebtedness.